FOR IMMEDIATE RELEASE

JED OIL INC. ANNOUNCES FOURTH QUARTER AND FIRST YEAR END

FINANCIAL RESULTS

(all amounts expressed in U.S. Dollars)

Calgary, Alberta – Monday, April 4, 2005 – JED Oil Inc. (AMEX: JDO) today announced financial results for the fourth quarter and year ended December 31, 2004.  JED was established in late 2003 and completed its initial public offering in April 2004, thus there are no comparable results for the prior year periods.

JED participated in drilling 27 wells (12.4 net) with an overall success rate of 92%.  Of these 27 wells, 19 were drilled in the fourth quarter.  In the first quarter of 2005, JED has participated in drilling 32 wells (25.4 net) maintaining a high success rate of 97%.

“As can be seen from our drilling and production results, we are beginning to execute on our business plan,” stated Al Williams, President of JED.  “We exited 2004 with an average production rate of 725 boe/d and averaged 184 boe/day and 126 boe/d, for the 2004 fourth quarter and year, respectively.  We drilled 12.4 net wells in all of 2004, most of which were in the fourth quarter, and over 25 net wells in the first quarter of 2005.  Moreover, with the accelerated pace of drilling activity that took place in the first quarter of 2005 and still underway, we expect to exit the second quarter of 2005 producing in excess of 1,200 boe/d.”

Summarized financial and operational data
(in US$ 000's except for volumes and per share amounts)
All financial results are in accordance with US GAAP	Fourth Quarter Ended	Year Ended
	Dec. 31,	Dec. 31,
	2004	2004
Production Information
Oil production (boe per day)	162	116
Gas production (mcf per day)	134	57
Total production (boe per day)	184	126
Exit rate (boe per day)	725	725

Financial Information
Revenue	$631	$1,707
Cash flow from operations	($1,457)	($1,276)
Cash flow per share	($0.15)	($0.18)
Net loss (1) (2)	($7,568)	($8,546)
Net loss per share(1) (2)	($0.79)	($1.21)
Total bank debt	Nil	Nil
Operating information (on a per boe basis)
Average price received per bbl of oil	$32.39	$33.28
Average price received per mcf of gas	$5.67	$5.09
Average price received per boe	$32.59	$33.07
Operating costs per boe	$10.95	$5.28
Operating netbacks per boe	$19.67	$21.34

(1)    Includes foreign exchange loss

(2)    Includes $1 million non-cash charge write-off of JED’s investment in JMG (See JMG Investment below)

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JED Oil News Release

April 4, 2005

Tom Jacobsen, JED’s CEO pointed out, “Revenue for the 2004 fourth quarter and year is reflective of the average production rates.  The increase in drilling activity in the fourth quarter of 2004 began to favorably impact our production volumes and financial performance in the current year and the increased drilling in the first part of 2005 will further supplement our performance.”

Bruce Stewart, CFO of JED stated, “Included in the loss for the fourth quarter and year was a non-cash $1 million equity loss on our investment in JMG Exploration, Inc. (“JMG”).  JED is required to equity account for its investment in JMG.  JED was deemed to have significant influence over JMG by virtue of its two seats on the JMG board, as JED owns all the common shares of JMG until the JMG IPO.  There was also approximately $1.1 million foreign exchange loss due primarily to the strengthening Canadian dollar against the U.S. dollar which caused a foreign exchange loss on the translation of U.S cash balances held in a U.S. bank account.  In addition, the loss for the final quarter and year included approximately $4.2 million non-cash expense attributable to a ceiling test write-down of oil and natural gas properties.  JED prepares its financial statements in accordance with US GAAP and is required to perform a ceiling test impairment calculation using year-end, constant dollar commodity prices.  Due to several events in the heavy oil industry, the year-end price for heavy oil sharply declined, which in part, triggered a ceiling test write-down.”

JMG Investment

JMG Exploration, Inc. (“JMG”), a U.S. exploration company has filed a registration statement along with appropriate amendments with the United States Securities and Exchange Commission; however, the registration statement has not been declared effective.  As previously announced, JED invested $1,000,000 to purchase 250,000 common shares in JMG and originally negotiated a right for JED shareholders to purchase shares in JMG by way of a directed IPO.  Subject to regulatory approvals, JMG plans to offer to JED shareholders one unit of JMG for every five shares of JED owned as of February 1, 2005, through an Initial Public Offering.  Each unit will be priced at $5.10 and will consist of one share of JMG common stock and a stock purchase warrant entitling the holder to purchase one share of JMG at $5.00 per share.  The warrants expire one year following the completion of the JMG IPO.  It is expected that the common stock and warrants will trade independently.  JMG has applied to list these securities on the ARCA Tier II.  JMG anticipates the IPO to be completed sometime in May 2005.

“We are pleased with the progress of the transition of our Company from the start up phase to that of a fully executing production and development enterprise,” stated Mr. Williams.  “During our first year as a public company, we have had a high success rate on our drilling programs, exceeded our 2004 exit rate target which had been 700 boe/d and initiated several development and exploration opportunities with Enterra Energy (NASDAQ:EENC; TSX.ENT.UN) and JMG in both Canada and the U.S. that could result in significant drilling activity.  We look forward to reporting on our progress as the Company executes on its business plan.”

About JED

In 2004, JED completed a successful initial public offering of 1,900,000 shares of common stock at $5.50 per share including the 225,000-share underwriter over-allotment option, for gross proceeds of $10,450,000.  Trading commenced on the American Stock Exchange on April 6, 2004 with an initial public offering price of $5.50.  JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.  JED does not anticipate direct property acquisitions; rather it develops properties with other oil and natural gas companies under joint venture/farm-in arrangements in which JED will finance the cost of development drilling in exchange for interests in the revenue generated by the properties.

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JED Oil News Release

April 4, 2005

Conference Call

Management will also host a conference call today, Monday, April 4th at 11:00 am Eastern Time/9:00 am Mountain Time, to discuss these results, recent corporate news and the outlook for the Company. Interested parties may participate in the call by dialing 706-679-0879.  Please call in 10 minutes before the conference is scheduled to begin and ask for the JED Oil conference call.  After opening remarks, there will be a question and answer period.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking statements that are subject to risk and uncertainties, including, but not limited to, the impact of competitive services, demand for services like those provided by the company and market acceptance risks, fluctuations in operating results, cyclical market pressures on the oil and natural gas industry and other risks detailed from time to time in the company's filings with Securities and Exchange Commission. JED undertakes no obligation to update or revise any forward-looking statements whether as a result of new developments or otherwise.

Company Contacts: JED Oil Inc. Bruce Stewart, CFO Reg Greenslade, Chairman (403) 537-3250 www.jedoil.com	or	Investor Relations Counsel The Equity Group Inc. Linda Latman (212) 836-9609 Rob Greenberg (212) 836-9611 www.theequitygroup.com